Sharing Services, Inc.

289 Moo 4, Nampong, Nampong
Khon Kaen 40310 Thailand

July 29, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Matthew Crispino

Re:

Sharing Services, Inc.

Registration Statement on Form S-1 (the "Registration Statement") filed June 29, 2015

Amendment No. 1 to the Registration Statement on Form S-1/A (the "Amended Registration Statement") filed July 29, 2015

Commission File No. 333-205310

Mr. Crispino:

On behalf of Sharing Services, Inc. (the "Company"), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated July 24, 2015 regarding the above-referenced Registration Statment. Below, we refer to our explanations of our revisions in respect of these comments, which revisions are contained within our above-referenced Amended Registration Statement, which we have filed via EDGAR today, July 29, 2015. Our references to "comment" below correspond to the paragraph numbers of the Staff's letter.

Comment 1. Cover Page of Registration Statement.

COMMENT: Given that you have structured your transaction on a best-efforts, no minimum basis, please remove the proceeds table from the cover page as proceeds to the company are not assured.

ANSWER: We have removed the proceeds table from the Cover Page.

Comment 2. Our Company, page 6 of Registration Statement.

COMMENT: You disclose on page 9 that Mr. Thipjaroey has committed to advance the company up to $20,000 over the next twelve months to cover costs to maintain its reporting status. Please disclose whether this is a legally binding or a discretionary agreement. In this regard, we note the statement on page 50 that Mr. Thipjaroey may be "unwilling or unable to loan the company funds." Please file a written summary of this oral contract pursuant to Item 601(b)(10) of Regulation S-K with your next amendment or advise why this is not required. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

ANSWER: We have revised our disclosure of Mr. Thipjaroey's committment to advance the company up to $20,000 over the next twelve months and included a summary of this oral contract pursuant to Item 601(b)(10) of Regulation S-K, which revisions and summary affect the following pages: Our Company, page 9 of Registration Statement; Use of Proceeds, page 15 of Registration Statement; Risk Factors, If Less Than 75% Of The Shares Offered In This Registration Statement Are Sold, We Will Need Further Investments In Order To Develop Our Business, page 19 of Registration Statement; Description of Business, Overview, page 36 of Registration Statement; and Capital Resources and Liquidity, page 50 of Registration Statement.

Comment 3. The Offering, page 14 of Registration Statement.

COMMENT: In the box where you discuss the use of your proceeds, please clarify that the disclosure assumes all offered shares will be sold. Similarly clarify the disclosure in the first risk factor on page 21 and under the caption "Non-cumulative Voting" on page 33.

ANSWER: We have revised our disclosure in respect of our use of proceeds in our table on page 14 of our Registration Statement, in our first risk factor on page 21 of our Registration Statement, and under the caption "Non-cumulative Voting" on page 33 of our Registration Statement, to clarify that we are assuming all offered shares will be sold.

1

Securities and Exchange Commission

July 29, 2015

Comment 4. Risk Factors, page 16 of Registration Statement.

COMMENT: Please include a risk factor that highlights the risk from your shares being considered "penny stock" should they become quoted on the Over-the-Counter Bulletin Board and disclose how the additional regulations may affect the liquidity and price of your shares.

ANSWER: We have added two additional risk factors to the section"Risks Related to this Offering" to highlight the risk from our shares being considered penny stock, should they become quoted on the Over-the-Counter Bulletin Board. Specifically (1) Because The Securities And Exchange Commission Imposes Additional Sales Practice Requirements On Brokers Who Deal In Shares That Are Penny Stocks, Some Brokers May Be Unwilling To Trade Them. This Means That You May Have Difficulty Reselling Your Shares And This May Cause The Price Of The Shares To Decline; and (2) NASD Sales Practice Requirements May Limit A Stockholder's Ability To Buy And Sell Our Stock.

Comment 5. As a Section 15(D) filer, page 18 of Registration Statement.

COMMENT: Please disclose that as a company reporting under Exchange Act Section 15(d), you will not be subject to the third-party tender offer rules.

ANSWER: We have added disclosure in respect of our not being subject to the third-party tender offer rules.

Comment 6. Interest of Named Experts and Counsel, page 25 of Registration Statement.

COMMENT: We note that the address of your legal counsel in the last paragraph of this section is inconsistent with the address in Exhibit 5.1. Please reconcile.

ANSWER: We have revised the address of our legal counsel to be consistent with Exhibit 5.1.

Comment 7. Description of Business, Market Opportunity and Value Proposition, page 37 of Registration Statement.

COMMENT: Regarding the industry data by the Airports Council International, please provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted. Mark the copies appropriately to designate the portions you rely upon and cross-reference them to the statements in the prospectus.

ANSWER: We have sourced the industry data from the Airports Council International for 2014 to create our table for the "World's Busiest Airports". The industry data can be found at the following Internet webpage (https://en.wikipedia.org/wiki/List_of_the_world%27s_busiest_airports_by_passenger_traffic#2014_statistics) and we are referencing the top 6 airports according to the Airports Council International for the year 2014. We have attached an excerpt from this webpage and in our table we refer to the following information from their industry data: (1) rank, under the heading "RANK", (2) the total number of passengers, under the heading "TOTAL PASSENGERS", and (3) the name and location of the airport, under the heading "AIRPORT". We have also included images of the aforementioned Wikipedia webpage in our Amended Registration Statement.

2

Securities and Exchange Commission

July 29, 2015

Comment 7 (continued).

2014 Statistics

Airports Council International's full-year figures are as follows:

Rank	Airport	Location	Country	Code (IATA/ICAO)	Total passengers	Rank Change	% Change
1.	Hartsfield-Jackson Atlanta International Airport	Atlanta, Georgia	United States	ATL/KATL	96,178,899	No Change	1.9%
2.	Beijing Capital International Airport	Shunyi, Beijing	China	PEK/ZBAA	86,130,390	No Change	2.9%
3.	London Heathrow Airport	Hillingdon, London	United Kingdom	LHR/EGLL	73,408,442	No Change	1.4%
4.	Tokyo Haneda Airport	Ota, Tokyo	Japan	HND/RJTT	72,826,862	No Change	5.8%
5.	Los Angeles International Airport	Los Angeles, California	United States	LAX/KLAX	70,665,472	Up 1	6.0%
6.	Dubai International Airport	Garhoud, Dubai	United Arab Emirates	DXB/OMDB	70,475,636	Up 1	6.1%

Comment 8. Description of Business, Market Opportunity and Value Proposition, page 39 of Registration Statement.

COMMENT: We note the link to at the bottom of page 39. Hyperlinked information is considered part of the prospectus and must be filed. Please file the information or revise to remove the hyperlink. Refer to footnote 41 of SEC Release No. 33-7856.

ANSWER: We had originally sourced the industry data from Momondo.com to create our table for the "Most Expensive - The Cost of Taking a Taxi from the Airport". The industry data can be found at the following Internet webpage (http://www.momondo.com/inspiration/taxi-the-cost-of-taking-a-taxi-from-the-airport/). We are unable to confirm a puplication date for this industry data and therefore we have removed it from our Amended Registration Statement.

Comment 9. Notes to the Audited Financial Statements, Note 4 - Capital Stock, page F-9 of Registration Statement.

COMMENT: You indicate that your capitalization is 200,000,000 common shares. This appears to be the number of authorized shares. Please clarify that your capitalization consists of only a total of 10,000,000 issued shares of common stock. Also make similar revisions to the statement regarding your capitalization on page 15.

ANSWER: We have revised our disclosure in our notes to the audited financial statements on page F-9 of our Registration Statement and also to the statement regarding our capitalization found on page 15 of our Registration Statement.

Comment 10. Management's Discussion and Analysis of Financial Condition and Results of Operations, Steps to our Plan of Operations, page 47 of Registration Statement.

COMMENT: Please enhance the disclosure in the table at the bottom of page 47 by providing the anticipated time frame for completing the milestones in each row of your table.

ANSWER: We have enhanced our disclosure for the table on page 47 of our Registration Statement by providing anticipated time frames for adequate completion of our milestones, which would enable us to begin consumer operations.

Comment 11. Management's Discussion and Analysis of Financial Condition and Results of Operations, Conflicts of Interest, page 52 of Registration Statement.

COMMENT: Please disclose in this section the approximate number of hours per week Mr. Thipjaroey will devote to your business.

ANSWER: We have revised our disclosure to include the approximate number of hours per week Natthapong Thipjaroey devotes to the business.

Comment 12. Part II - Information Not Required in this Prospectus. Other Expenses of Issuance and Distribution, page 56 of Registration Statement.

COMMENT: Please revise the total amount in the last row of your table so that it equals the sum of the estimated expenses.

ANSWER: We have added ".00" to each of the amounts which did not have decimals and which therefore made the amounts difficult to read. The total of $7,764.53 is the correct total expenses related to this offering.

3

Securities and Exchange Commission

July 29, 2015

Pursuant to Rules 406 and 461 under the Securities Act of 1933, as amended (the "Securities Act"), Sharing Services, Inc. (the "Registrant"), hereby requests that the effective date of the above-referenced Registration Statement, as amended (the "Amended Registration Statement") be accelerated so that it may become effective at 11:00 a.m., Eastern Standard Time, on August 15, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

·

should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff") , acting pursuant to delegated authority, declare the above-referenced Registration Statement, as amended, effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

·

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement,as amended, effective, does not relieve the Registrant from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, as amended;

·

the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement, as amended, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

·

the Registrant may file a confidential treatment request, which would be filed with the Office of the Secretary of the Commission, under Rule 406 of the Securities Act in connection with this Registration Statement, as amended, but this could invariably create a risk of delay in delaring the Registration Statement, as amended, effective. Therefore, the Registrant has determined to not file a confidential treatment request in connection with this Registration Statement, as amended.

We request that we be notified of such effectiveness by a telephone call to Mr. Thipjaroey at (775) 562-0587. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement, as amended, be sent to Sharing Services, Inc., attention: Natthapong Thipjaroey, via email at natthapong.thipjaroey@sharingservicesinc.com.

Please note that any further correspondence regarding the Registration Statement, as amended, or the Company's filings generally should be directed to the attention or Mr. Thipjaroey. Thank you for your assistance with this matter.

Sincerely,

/s/ Natthapong Thipjaroey

Natthapong Thipjaroey

President and Director

Principal Executive Officer

Principal Financial Officer

Principal Accounting Officer

4